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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2002

SEC FILE NUMBER
8- 49023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACIFIC CORNERSTONE CAPITAL, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4590 Mac Arthur Boulevard, Suite 610
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Roussel (949) 833-1539
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS
(Name — if individual, state last, first, middle name)

6700 E. Pacific Coast Highway, Suite 225,	Long Beach	California	90803
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

US 3/19/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Terry Roussel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Cornerstone Capital, Incorporated, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Signature

Terry Roussel, President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flow
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

We have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc. as of December 31, 2001, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Cornerstone Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 1, 2002

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash		$ 34,874
Receivables:		
DPP concessions - Allowable		1,470
DPP concessions - Non-allowable		836
CRD deposit		162
Total assets		$ 37,342

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Concessions payable		$ 1,470
Total liabilities		1,470
Stockholder's equity:		
Common stock, no par value per share; authorized 1,000,000 shares; issued and outstanding 249,153 shares	$ 249,153	
Retained earnings (deficit)	(213,281)	
Total stockholder's equity		35,872
Total liabilities and stockholder's equity		$ 37,342

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2001

Revenues:		
DPP concessions		$ 324,499
Interest		160
Total revenues		324,659
Expenses:		
Fidelity bond premium	$ 460	
NASD membership assessment	499	
SIPC assessment	150	
Professional fees	14,766	
Commissions	276,322	
Marketing expense	15,972	
Salaries, wages and related costs	173,270	
Payroll taxes	14,069	
Other licenses, fees and assessments	2,300	
Miscellaneous	1,017	
Total expenses		498,825
Net loss before taxes		(174,166)
Income taxes		(800)
Net loss		$(174,966)

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Retained Earnings	Total
Balance at December 31, 2000	$ 49,265	(38,315)	10,950
Issuance of 199,888 shares of stock for cash	199,888	-	199,888
Net loss for the year ended December 31, 2001	-	(174,966)	(174,966)
Balance at December 31, 2001	$ 249,153	(213,281)	35,872

The accompanying notes are an integral part of this financial statement.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net loss		$(174,966)
Adjustments to reconcile net income to net cash provided from operating activities:		
Increase in receivables	$(2,306)	
Increase in CRD deposit	(162)	
Increase in concessions payable	1,470	
Total adjustments		(998)
Net cash flows used by operating activities		(175,964)
Cash flows from investing activities		-
Cash flows from financing activities - Issuance of stock for cash		199,888
Net increase in cash		23,924
Cash at beginning of period		10,950
Cash at end of year		$ 34,874

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Newport Beach, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale and retail of direct participation programs.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

The Company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes. There were no material deferred items, net of the valuation allowance, as of December 31, 2001.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

(2) INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

(2) INCOME TAXES, CONTINUED

The Company has approximately $212,000 of net operating loss carryforwards to offset future income taxes which expire through 2016.

At December 31, 2001, deferred tax assets consisted of the following:

Net operating loss carryforwards of $212,000	$ 53,000
California franchise tax	200
Total deferred tax assets	53,200
Less valuation allowance	(53,200)
Net deferred tax assets	$ -

The valuation allowance increased approximately $47,000 during the year ended December 31, 2001.

(3) RELATED PARTY TRANSACTIONS

Certain administrative costs of the broker-dealer, such as rent, utilities and clerical, are borne by a related entity until such time as the broker-dealer has sufficient revenues to absorb the costs of such overhead.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $34,874 which exceeded the required minimum capital by $29,874. The aggregate indebtedness to net capital ratio was .04 to 1.

PACIFIC CORNERSTONE CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition	$ 35,872
Less non-allowable assets:	
DPP concessions receivable	(836)
CRD account	(162)
Net capital	$ 34,874

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $1,470)	$ 98
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 29,874

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 1,470
Ratio of aggregate indebtedness to net capital	.04 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors
Pacific Cornerstone Capital, Inc.
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Cornerstone Capital, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers and perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons
1) Recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal accounting structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Godwich, Goodyear & Hinds

Long Beach, California
February 1, 2002

PACIFIC CORNERSTONE CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

(With Independent Auditors' Report Thereon)